UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2008

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat 2 December 2008
To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Code.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Code.
Name of person discharging managerial responsibilities	Ms K J Wood
Date of last notice	19 December 2007
Date issuer informed of transaction	28 November 2008
Date and place of transaction	Melbourne, 28 November 2008
Nature of transaction	The acquisition of 26,631 ordinary fully paid shares following the exercise of Deferred Shares under the Group Incentive Scheme.

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the person discharging managerial responsibilities.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	28 November 2008
No. of securities held prior to change	7,656
Class	Ordinary Shares in BHP Billiton Limited
Number acquired	26,631
Number disposed	-
Value/Consideration	Exercise @ nil cost
No. of securities held after change	34,287
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	The acquisition of 26,631 ordinary fully paid shares following the exercise of Deferred Shares under the Group Incentive Scheme.
Any additional information

Ms Wood also has an indirect interest in 38,194 ordinary shares in BHP Billiton Limited, as follows:

i) 38,000 ordinary shares in BHP Billiton Limited registered in name of Sloan Wood Superannuation Fund. The Trustees of this private superannuation fund are K Wood and A Sloan.

ii) 194 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme (Shareplus is an all-employee share purchase plan of the BHP Billiton Group).

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

25,846 - 24,110 vested Performance Rights under the PSP to 25,846 ordinary shares of BHP Billiton Limited

16,547 - vested GIS Performance Shares (ordinary shares of BHP Billiton Limited)

38,729 - vested GIS Deferred Shares (ordinary shares of BHP Billiton Limited)

19,643 - maximum number of GIS Deferred Shares (ordinary shares of BHP Billiton Limited)

489,187 - maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

194 - maximum number of matched shares (ordinary shares of BHP Billiton Limited) under Shareplus

_____________________________

590,146 Total

Any additional information	This change is in respect of the exercise on 28 November 2008 of 26,631 2004 Deferred Shares under the BHP Billiton's Group Incentive Scheme

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Ms F Smith - BHP Billiton Limited Mrs E Hobley - BHP Billiton Plc
Contact details	Ms F Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Mrs E Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 2 December 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary